August 21, 2007

Mail Stop 4561

Mr. Eldon Dietterick
Executive Vice President and Treasurer
Blue Ridge Real Estate Company
Big Boulder Corporation
Route 940 and Moseywood Road
Blakeslee, PA 18610

Re: Blue Ridge Real Estate Company
        Form 10-K for the year ended October 31, 2006
        Forms 10-Q for the quarters ended January 31 and April 30, 2007
        File No. 0-02844/0-02843

Dear Mr. Dietterick:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Daniel L. Gordon
                                Branch Chief